

RMS

18005791

SEC
ANNUAL AUDITED REPORT Using
FORM X-17A-5 Section
PART III FEB 28 2018



Washington DC
408

SEC FILE NUMBER
8- 53073

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMA SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2321 ROSECRANS AVENUE, SUITE 3285

OFFICIAL USE ONLY
FIRM I.D. NO.

                                 (No. and Street)

EL SEGUNDO   CA   90245

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BURT M. ARNOLD   (310)-544-3545

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc. Certified Public Accountants

                         (Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   Northridge   CA   91324

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___BURT M. ARNOLD_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___BMA SECURITIES, LLC_____, as

of ___DECEMBER 31_____, 20 _17___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____

Signature

PRESIDENT

_____

Title


_____

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> *A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.*

State of ___California___

County of ___Los Angeles___

Subscribed and sworn to (or affirmed) before me on this _26_ day of _February_,

_2018_ by

___Burt Arnold_____ proved to me on the basis of satisfactory evidences to be

the person who appeared before me.

Notary Public _____

CALIFORNIA JURAT

STATE OF CALIFORNIA   }

COUNTY OF _Los Angeles_ }

Subscribed and sworn to (or affirmed) before me on this __26__ day of __February__ , __2018__
                                                        Date   *Month*   *Year*

by _Burt Arnold_ _____

_____

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____
          Signature of Notary Public

JENNIFER L. BURKHARD
Notary Public - California
Los Angeles County
Commission # 2158531
My Comm. Expires Jun 28, 2020

Seal
Place Notary Seal Above

-- **OPTIONAL** --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:_____

Document Date:_____

Number of Pages:_____

Signer(s) Other Than Named Above:_____

BMA SECURITIES, LLC
Table of Contents

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

Schedule II - Computation for Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements under Rule 15c3-3

Report of Independent Registered Public Accounting Firm on Exemption
Provisions required by Rule 17a-5 of the Securities and Exchange
Commission

BMA Securities, LLC Exemption Report

Independent Accountants' report on SIPC Annual Assessment
Required under SEC Rule 17a-5e(4)

SIPC 7 Report



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of BMA Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMA Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   WE FOCUS & CARE™

BMA SECURITIES, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	385,869
Receivables from broker-dealers and clearing organizations		1,398,907
Marketable securities		3,418,362
Convertible notes receivable, net		5,835
Prepaid expenses and other assets		43,794
Receivables from employees		58,613
Receivables from related parties		1,832
Property and equipment, net		38,494
TOTAL ASSETS	**$**	**5,351,706**

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	1,090,517
Securities sold, not yet purchased		3,888
Payables to broker-dealers and clearing organizations		3,901
Notes payable		66,666
Related party payable		21,560
Income taxes payable		5,790
TOTAL LIABILITIES		**1,192,322**
TOTAL MEMBERS' EQUITY		**4,159,384**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**5,351,706**

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Operations
For The Year Ended December 31, 2017

REVENUES

Management and administrative revenues	$ 376,756
Trading revenues	3,933,057
Commission revenues	2,309,504
Total revenues	6,619,317

EXPENSES

Employee compensation and commissions and benefits	4,804,332
Clearing fees and costs	866,061
Other operating expenses	674,247
Professional fees	273,140
Travel and entertainment	52,305
Total expenses	6,670,085

NET LOSS FROM OPERATIONS	(50,768)
Unrealized Gains / (Losses)	2,815,445
Realized Book Loss	(20,417)
Income tax	12,590
NET PROFIT	$ 2,731,670

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Members' Equity
For The Year Ended December 31, 2017

| | Members' Equity | |
	Number of Units	Value
Balance, December 31, 2016	121.95122	$ 1,522,714
Repurchase of Membership Units	(1.30335)	(95,000)
Net Profit	-	2,731,670
Balance, December 31, 2017	120.64787	$ 4,159,384

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Cash Flows
For The Year Ended December 31, 2017

OPERATING ACTIVITIES

Net (loss)	$ 2,731,670
Adjustments to reconcile net (loss) to net cash	
provided by (used in) operating activities:	
Depreciation and amortization	33,021
Changes in:	
Receivables from broker-dealers and clearing organizations	120,546
Marketable securities	(2,830,511)
Prepaid expenses and other assets	(2,473)
Receivables from employees	41,594
Accounts payable and accrued expenses	685,426
Note payable	(75,919)
Securities sold, not yet purchased	(110,350)
Payables to broker-dealers and clearing organizations	(459,325)
Related party payable	(2,940)
Income taxes payable	(6,000)
Net cash (provided by) operating activities	124,739

INVESTING ACTIVITIES

Purchases and retirement of property and equipment, net	(931)
Net cash (used in) investing activities	(931)

FINANCING ACTIVITIES

Repurchase of Membership Units	(95,000)
Net cash (used in) financing activities	(95,000)

NET INCREASE IN CASH	28,808
CASH AT BEGINNING OF YEAR	357,061
CASH AT END OF YEAR	$ 385,869

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for:	
Interest	$ 12,648
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BMA Securities, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which was formed in the state of Delaware on July 2, 2014 is based in El Segundo, California.

On June 30, 2015, the Company entered into an Assignment and Assumption Agreement whereby the Company agreed to accept the assets and assume the liabilities of Burt Martin Arnold Securities Inc. (the "Corporation") and immediately thereafter in consideration of such Assignment issue 100% of the membership units of the Company to the Corporation via two newly formed holding companies, BMA Parent Co., LLC and BMA Holding Co., LLC, wholly owned by the Corporation.

The Company's primary source of revenue is securities trading and market making. The Company also generates revenue by providing brokerage services to customers.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through one or more clearing organizations, which are unaffiliated with the Company. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (K) (2) (ii).

Revenue recognition

Brokerage commissions and market making, and principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis. The resulting difference between the trade date and settle date is an immaterial amount.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables and convertible note receivable

The allowance for losses on receivables reflects management's best estimate of probable losses determined principally on the basis of historical experience. For notes receivable, the allowance for losses is determined primarily on the basis of management's best estimate of probable losses, including specific allowances for known troubled accounts. All accounts or portions thereof deemed to be uncollectible or to require excessive collection cost are written off to the allowance for losses. Bad debt expense for the year ended December 31, 2017 was $5,531 and relates to advances to former employees deemed uncollectable.

Receivables from related parties

Receivables of $1,832 are due from related parties.

Property and equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable, and securities sold, not yet purchased are recorded at fair value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in unrealized income (loss).

Income taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax and/or benefits of the Company being passed through to the members. Any uncertain tax position by any of the members is not an uncertain tax position of the Company.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, receivables from broker-dealers and clearing organizations, other securities, receivables from employees, accounts payable and accrued expenses, securities sold, not yet purchased, and payables to broker-dealers and clearing organizations. Fair values are assumed to approximate carrying values for these items because they are short term in nature.

NOTE 2 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At the end of 2017, the Company had a fully disclosed clearing agreement with one clearing organization: COR Clearing. The agreement states that the agent clears securities transactions for the Company's customers and performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agent based on the number and size of transactions. The Company generally pays all costs associated with transactions executed through the clearing agent plus a fee per transaction based on the amount of business transacted during the month. The agreement requires that the Company maintain a cash deposit with the agent. At year end, the cash deposits totaled $100,000; with COR. On August 1, 2017, the Company ceased its fully disclosed clearing agreement with ICBC and still maintains a deposit of $45,214 as of December 31, 2017, for possible unsettled trades. These deposits were included in receivables from broker-dealers and clearing organizations at December 31, 2017.

It is the Company's policy to continually review the performance of its clearing agents to ascertain their credit standing and financial viability. The Company may be exposed to risk if a clearing agent is unable to continue to perform under their agreement. Based upon future circumstances, the Company may add or delete one or more clearing organizations.

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivables	Payables
Receivable from clearing organizations	$ 222,834	$ -
Payable to clearing organizations	-	3,901
Fees and commissions receivable	1,176,073	-
	$ 1,338,907	$ 3,901

NOTE 3 – CONVERTIBLE NOTE RECEIVABLE

On June 30, 2014, the Company purchased a secured convertible promissory note from CorGreen Technologies with a principal amount of $92,625. Interest accrued on the note at a rate of 10% per annum and matured on December 27, 2014. The conversion price of the note is $1.00 per share. No payment was received from CorGreen Technologies as of the date of these financial statements.

The Company considers a note to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts in accordance with the

NOTE 3 – CONVERTIBLE NOTE RECEIVABLE (continued)

contractual terms of the promissory note. The Company bases the measurement of convertible note receivable on the fair market value of the note's conversion. During 2014, the Company recognized an impairment expense of $86,790 resulting from nonpayment and fair value of the note's conversion.

NOTE 4 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2017:

		December 31, 2017 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable securities	$ 3,418,362	$ 8,210	$ 3,410,152	$ -
Convertible note receivable	$ 5,835	$ -	$ -	$ 5,835
Total Assets	$ 3,424,197	$ 8,210	$ 3,410,152	$ 5,835
Liabilities				
Securities sold, not yet purchased	$ (3,888)	$ (3,888)	$ -	$ -

NOTE 5 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2017:

		Amount	Useful Life
Leasehold improvements	$	15,945	5
Office & computer equipment		60,437	5
Furniture and fixtures		87,583	5
		163,965	
Less accumulated depreciation & amortization		(125,471)	
Net property and equipment	$	38,494	

Total depreciation and amortization expense for the year ended December 31, 2017, was $33,021.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $549,026, which was $449,026 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to the net capital was 216%.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. The future anticipated minimum lease payments are due as follows:

2018	$	134,627
2019		34,413
	$	169,040

Total rent expense for the year ended December 31, 2017 was $134,747 and is included in other operating expenses.

Litigation and Regulatory Compliance

The Company is subject to both regulatory and legal claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of any other such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

NOTE 8 – NOTES PAYABLE

The following is a summary of all notes payable as of December 31, 2017.

Unsecured promissory note payable to FINRA, due in monthly Installments of $5,670 plus a fixed rate of interest of 6.25% per annum through November 2018	$	60,154
Unsecured promissory note payable to FINRA, due in monthly Installments of $1,220 plus a fixed rate of interest of 6.25% per annum through June 2018	$	6,512
Total Notes Payable	$	66,666

Future maturities of long-term debt are as follows at December 31, 2017:

2018 $ 66,666

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after the trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

NOTE 10 – INCOME TAXES

The Income Tax Expense for the year includes $11,790 in California LLC Fees and $800 in California Corporate Income Taxes.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company occasionally has made advances to employees. Receivables from employees totaled $58,613 as of December 31, 2017; which includes an advance due from a member totaling $37,315. Included in Related Party Payable is Federal Income tax due of $21,560, assumed from Burt Martin Arnold Securities Inc.

In 2015 the Company sold a 24% membership interest to a member in the form of $600,000 cash and $200,000 as a note receivable from member. The note was due and payable to the Company on or before December 31, 2016. The member failed to make the payment on the note and in accordance with the membership purchase agreement the Company reduced the membership interest of the member from 24% to 18%. In 2017 the Company repurchased from this member 1.30335 units for a total purchase price of $95,000 reducing the members percentage ownership from 18% to 16.93125%.

11

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. There were no events that would have a material effect on the financial statements.

BMA SECURITIES, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2017

Members' equity per Statement of Financial Condition		$ 4,159,384
Add: Subordinated debt		-
Less: Nonallowable assets		
Other receivables from broker dealers		$ (47,738)
Receivables from non-customers		$ (64,448)
Securities and other investments not readily available (estimated at fair value)		$ (3,411,829)
Investment in and receivables from affiliates		$ (1,832)
PPE net of accumulated depreciation and amortization		$ (38,494)
Other assets		$ (43,794)
Total nonallowable assets		$ (3,608,135)
Undue Concentration		-
Haircuts on marketable securities		(2,223)
Net Capital		$ 549,026
Aggregate indebtedness - items included in financial statements		$ 1,188,434
Basic net capital requirement		$ 100,000
Excess net capital		$ 449,026
Percentage of aggregate indebtedness to net capital		216%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2017:		$ 549,026
Undue Concentration Adjustment		$ -
Audit adjustments:		
Additional accrual recorded		-
Provision for income taxes		-
Net capital as of December 31, 2017		$ 549,026

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017. See report of independent registered public accounting firm.

BMA SECURITIES, LLC.
Schedule II - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2017

BMA Securities, LLC. operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

See report of independent registered public accounting firm.

BMA Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) BMA Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BMA Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) BMA Securities, LLC stated that BMA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BMA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BMA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE

WE FOCUS & CARE™



Assertions Regarding Exemption Provisions

We, as members of management of *BMA Securities, LLC* ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

BMA Securities, LLC

By:

_____
Burt M. Arnold, President

_____
February 26, 2018

BMA Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Member

BMA Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by BMA Securities, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of BMA Securities, LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating BMA Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;   ·

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2018

BMA Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

	Amount
Total assessment	$ 8,200
SIPC-6 general assessment	
Payment made on July 28, 2017	(3,182)
SIPC-7 general assessment	
Payment made on February 26, 2018	(5,018)
Total assessment balance	
(overpayment carried forward)	$ -